EXHIBIT 11.1

BUSINESS PRINCIPLES AND CODE OF ETHICS

As amended and restated on February 27, 2003

1.                                       Buhrmann Companies conduct their business with honesty, integrity and in accordance with good business practices.

2.                                       Buhrmann Companies are required to comply with the applicable governmental laws, rules and regulations and they respect the human rights as an absolute and universal standard.

3.                                       Buhrmann Companies will employ and assess employees on the sole basis of their ability and qualifications needed for the function they are asked to perform.

4.                                       Buhrmann Companies will exceed the relevant statutory standards which govern the health and safety of employees and third parties.

Buhrmann Companies will use their best efforts to provide a positive work environment free of discrimination, harassment and/or intimidation.

5.                                       Buhrmann Companies adopt a positive approach to the various environmental issues.   Buhrmann Companies will meet or exceed standards set by environmental laws and regulations applicable to its operations.

6.                                       Buhrmann Companies believe in doing business with those suppliers who embrace high standards of ethical business behaviour, such as observation of applicable laws and regulations, commitment to the environment and good employment practices.

7.                                       Buhrmann management is responsible to its shareholders for accuracy of the company’s business records, for protecting company’s assets and for maintaining an open and transparent communication with them.

8.                                       Personal financial activities or interests of employees of the Buhrmann Companies shall not conflict with those of the company.   Employees are expected to avoid situations in which their personal and financial affairs may be, or have the appearance of being, in conflict with the employee’s obligation to always act in the best interests of Buhrmann without being influenced by personal considerations.   Any potential conflict shall be promptly disclosed by the employee to his superior. Employees are prohibited from (a) taking for themselves personally opportunities that are discovered through the use of corporate property, information or position; (b) using corporate property, information or position for personal gain; and (c) competing with the company. Employees owe a duty to the company to advance its legitimate interests when the opportunity to do so arises.
Employees should maintain the confidentiality of information entrusted to them by the company or its customers except when disclosure is authorised or legally  mandated. Confidential information includes all non-public information that might be of use to competitors, or harmful to the company or its customers, if disclosed.Each employee should endeavour to deal fairly with the company’s customers, suppliers, competitors and employees.   None should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information misrepresentation of material fact or any other unfair dealing practice.
All employees should protect the company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the company’s profitability. All company assets should be used for legitimate business purposes.

9.                                       Business decisions by employees of the Buhrmann Companies shall not be influenced by factors other than business considerations. Third parties dealing with Buhrmann Companies shall not gain the impression that they can win an advantage by giving business gifts and/or extending other favours to individuals.
The soliciting and accepting of bribes in any form are unacceptable practices and shall result in immediate dismissal.

10.                                 Buhrmann Companies shall not, directly or indirectly, offer, promise, give a bribe or other undue advantage to obtain or retain business or other advantage.

11.                                 Community involvement is encouraged; donations of time and support to charities will vary depending upon the size of the company concerned.
However, Buhrmann Companies shall not make payments to political parties and organisations or to their representatives.

12.                                 Buhrmann accounting records and supporting documents must accurately describe and reflect the nature of the underlying transactions.
No undisclosed or unrecorded account, fund or asset shall be established or maintained.

13.                                 Buhrmann management is responsible for a full, fair, accurate, timely and understandable disclosure of all material facts in public documents filed with governmental and regulatory bodies (such as Euronext/AFM and SEC) by the Company and in other public communications by the Company.

14.                                 Buhrmann employees have an absolute duty to refrain from trading in Buhrmann securities  when they have possession of material non-public information concerning the Company and they are bound to the Buhrmann  rules and statutory requirements concerning inside information.
Buhrmann employees shall not trade the securities of any corporation with which the Company is involved in negotiations to acquire the shares or assets of such corporation or to enter into a material business transaction which, if consummated, would have a material effect on the value of the securities of that corporation if such transaction was disclosed to the public.

15.                                 All employees have a duty to report violations of laws, rules, regulations or this code of business principles and ethics to the Company Secretary. The identity of the reporting employee shall be kept in strict confidence. No retribution or retaliation shall be taken against any Buhrmann employee who has reported an alleged violation of the business principles, or who provides information or assistance in a securities fraud investigation or proceeding. The same applies with respect to any employee who makes any complaint regarding accounting, internal accounting controls or auditing matters.   These complaints may be made to the Company Secretary or to the Chairman of the Audit Committee.
An employee who violates these business principles shall be subject to prompt disciplinary action by the Company which may include reporting to the relevant authorities and termination of employment.

16.                                 Buhrmann Management - at all levels - is responsible, within their spheres of influence, for supervising compliance with Buhrmann’s Management Charter, including the Business Principles and Authority Limits. Once a year Management is required to confirm in writing that they have complied with Buhrmann’s Management Charter.